SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(9)

(Amendment No. _______)*

KEYON COMMUNICATIONS HOLDINGS, INC.

____________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

____________________________________________________________

(Title of Class of Securities)

493312201

_______________________________________

(CUSIP Number)

Jonathan Snyder

c/o KeyOn Communications Holdings, Inc,

11742 Stonegate Circle

Omaha, Nebraska 68164

(402)998-4000

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2010

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 493312201	13D	Page 2 of 5

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Snyder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,025,915 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,025,915 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,025,915 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.37%
14.		TYPE OF REPORTING PERSON IN

(1) Includes (i) warrants to purchase 346,878 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D and (ii) options to purchase 185,000 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D.

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CUSIP No. 493312201	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of KeyOn Communications Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11742 Stonegate Circle, Omaha, Nebraska 68164.

Item 2. Identity and Background.

(a)        This Schedule 13D is filed by Jonathan Snyder (the “Reporting Person”).

(b)        The Reporting Person’s business address is c/o KeyOn Communications Holdings, Inc., 11742 Stonegate Circle, Omaha, Nebraska 68164.

(c)        The Reporting Person’s principal occupation is serving as the Chief Executive Officer of the Issuer, which is located at 11742 Stonegate Circle, Omaha, Nebraska 68164.

(d)        During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          On August 9, 2007, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Issuer, KeyOn Communications Inc., a Nevada corporation (“KeyOn”), and KeyOn Acquisition Corp., a wholly-owned Delaware subsidiary of the Issuer (“Acquisition Sub”). Upon closing of the merger transaction contemplated under the Merger Agreement (the “Merger”), (i) Acquisition Sub merged with and into KeyOn, and KeyOn, as the surviving corporation, became a wholly-owned subsidiary of the Issuer, (i) each share of KeyOn’s common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 60.44288 shares of the Issuer’s Common Stock, and each option and warrant to purchase KeyOn’s common stock was exchanged on the same basis into, respectively, an option or warrant to purchase the Issuer’s Common Stock. Immediately prior to the Merger, the Reporting Person held owned 32,540 shares of common stock of KeyOn, which were exchanged for 1,966,921 shares of the Issuer’s Common Stock.

          On August 9, 2007, the Issuer granted the Reporting Person an option to purchase 150,000 shares of its Common Stock at an exercise price of $2.00 per share, all of which vested on August 9, 2008.

          On October 24, 2007, the Issuer effectuated a 1-for-2 reverse stock split, thereby reducing the Reporting Person’s holdings to 998,461 shares of Common Stock and an option to purchase 75,000 shares of Common Stock at an exercise price of $4.00 per share.

          On February 13, 2008, as consideration for personally guarantying the Issuer’s obligations under a $4,500,000 credit facility with Sun West Bank, the Issuer issued the Reporting Person (i) a five year warrant to purchase 208,128 shares of Common Stock at an exercise price of $4.00 per share, (ii) a five year warrant to purchase 69,375 shares of Common Stock at an exercise price of $6.00 per share and (iii) a five year warrant to purchase 69,375 shares of Common Stock at an exercise price of $8.00 per share.

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CUSIP No. 493312201	13D	Page 4 of 5

          On June 1, 2009, the Issuer granted the Reporting Person an option to purchase 330,000 shares of its Common Stock at an exercise price of $0.25 per share. One fourth of the options vested on the first anniversary of the date of grant, June 1, 2010. One thirty-sixth of the remaining options vested or will vest in equal installments each month thereafter until June 1, 2013. Such options are only exercisable in whole numbers of vested shares.

          On August 31, 2009, the Reporting Person converted $247,778 of indebtedness from the Issuer into 495,576 shares of Common Stock.

Item 4. Purpose of Transaction.

          The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)        As of August 6, 2010, the Reporting Person may be deemed the beneficial owner of 2,025,915 shares of the Issuer’s Common Stock, which number of shares includes (i) 1,494,037 shares of Common Stock held by the Reporting Person, (ii) warrants to purchase 346,878 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D and (iii) options to purchase 185,000 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D, collectively representing 8.37% of the outstanding Common Stock based on 23,664,984 shares of Common Stock outstanding as of July 16, 2010s.

(b)        The Reporting Person has the sole power to vote or to direct to vote and to dispose or to direct the disposition of 2,025,915 shares of Common Stock, which number of shares includes (i) 1,494,037 shares of Common Stock held by the Reporting Person, (ii) warrants to purchase 346,878 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D and (iii) options to purchase 185,000 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D.

(c)        During the past 60 days the Reporting Person affected no transactions in the Common Stock other than as set forth in this Schedule 13D.

(d)        No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,494,037 shares of Common Stock that are directly held by the Reporting Person, along with the 346,878 shares of the Issuer’s Common Stock underlying warrants held by the Reporting Person that are exercisable within 60 days of the date of this Schedule 13D and the 185,000 shares of the Issuer’s Common Stock underlying warrants held by the Reporting Person that are exercisable within 60 days of the date of this Schedule 13D.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. 493312201	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2010

/s/ Jonathan Snyder Jonathan Snyder

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